Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2019 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2019 together with the comparative figures for 2018 which have been derived from the Group’s audited consolidated financial statements for the year ended 31 December 2019.

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT For the year ended 31 December 2019

	Note	2019 RMB million	2018 RMB million
			(Note)
Operating revenue
Traffic revenue		148,117	138,064
Other operating revenue		6,205	5,559
Total operating revenue	4	154,322	143,623
Operating expenses
Flight operation expenses	5	70,566	76,216
Maintenance expenses		13,057	12,704
Aircraft and transportation service expenses		26,591	24,379
Promotion and selling expenses		7,755	7,036
General and administrative expenses		4,073	3,770
Depreciation and amortisation	6	24,620	14,308
Impairment losses on property, plant and equipment		18	–
Others		1,928	1,829
Total operating expenses		148,608	140,242
Other net income	7	5,124	5,438
Operating profit		10,838	8,819

	Note	2019 RMB million	2018 RMB million
			(Note)

Interest income		74	125
Interest expense	8	(5,845)	(3,202)
Share of associates’ results		(178)	263
Share of joint ventures’ results		365	200
Exchange loss, net	9	(1,477)	(1,853)
Changes in fair value of financial assets / liabilities		265	12
Remeasurement of the originally held equity interests in a joint venture		13	–
Profit before income tax		4,055	4,364
Income tax	10	(971)	(1,000)
Profit for the year		3,084	3,364
Profit attributable to:
Equity shareholders of the Company		2,640	2,895
Non-controlling interests		444	469
Profit for the year		3,084	3,364
Earnings per share
Basic and diluted	12	RMB0.22	RMB0.27

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach.
Under this approach, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2019

	2019 RMB million	2018 RMB million
		(Note)

Profit for the year	3,084	3,364
Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other
comprehensive income – net movement in fair value reserve (non-recycling)	(31)	319
– Share of other comprehensive income of an associate	3	(4)
– Deferred tax relating to above items	7	(80)
Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial assets	(72)	29
– Differences resulting from the translation off oreign currency financial statements	(7)	(2)
– Deferred tax relating to above items	17	(7)
Other comprehensive income for the year	(83)	255
Total comprehensive income for the year	3,001	3,619
Total comprehensive income attributable to:
Equity shareholders of the Company	2,552	3,048
Non-controlling interests	449	571
Total comprehensive income for the year	3,001	3,619

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach.
Under this approach, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
At 31 December 2019

	Note	31 December 2019 RMB million	31 December 2018 RMB million
Non-current assets			(Note)
Property, plant and equipment, net		84,788	170,692
Construction in progress	13	39,222	37,791
Right-of-use assets	14	153,211	–
Lease prepayments		–	2,970
Goodwill		237	237
Interest in associates		3,322	3,181
Interest in joint ventures		3,124	2,812
Aircraft lease deposits		457	594
Other equity instrument investments		1,049	1,080
Other non-current financial assets		106	103
Derivative financial assets		3	75
Deferred tax assets		2,692	1,566
Other assets		1,979	1,776
		290,190	222,877
Current assets
Inventories		1,893	1,699
Trade receivables	15	3,152	2,901
Other receivables	16	7,860	8,015
Cash and cash equivalents		1,849	6,928
Restricted bank deposits		102	116
Prepaid expenses and other current assets		1,591	3,659
Other financial assets		–	440
Derivative financial assets		218	–
Assets held for sale		–	224
Amounts due from related companies		73	90
		16,738	24,072

	Note	31 December 2019 RMB million	31 December 2018 RMB million
			(Note)
Current liabilities
Derivative financial liabilities		–	44
Borrowings		37,543	38,741
Lease liabilities	17	19,998	–
Current portion of obligations under finance leases		–	9,555
Trade payables	18	2,317	2,309
Contract liabilities		1,610	1,693
Sales in advance of carriage		10,303	8,594
Current income tax		563	369
Amounts due to related companies		170	127
Accrued expenses		15,745	15,682
Other liabilities		7,241	6,573
		95,490	83,687
Net current liabilities		(78,752)	(59,615)
Total assets less current liabilities		211,438	163,262
Non-current liabilities
Borrowings		13,637	15,676
Lease liabilities	17	114,076	–
Obligations under finance leases		–	62,666
Other non-current liabilities		1,782	2,036
Provision for major overhauls		3,542	2,831
Provision for early retirement benefits		–	2
Deferred benefits and gains		833	906
Deferred tax liabilities		239	676
		134,109	84,793
Net assets		77,329	78,469
Capital and reserves
Share capital		12,267	12,267
Reserves		51,839	52,990
Total equity attributable to equity shareholders of the Company		64,106	65,257
Non-controlling interests		13,223	13,212
Total equity		77,329	78,469

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach.
Under this approach, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2019

	Attributable to equity shareholders of the Company
			Fair value	Fair value
	Share capital	Share premium	reserve(recycling)	reserve(non-recycling)	Other reserves	Retained earnings	Total	Non- controlling interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million
Balance at 1 January 2018	10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233
Changes in equity for 2018:	–	–	–	–	–	2,895	2,895	469	3,364
Profit for the year	–	–	22	133	(2)	–	153	102	255
Other comprehensive income	–	–	22	133	(2)	2,895	3,048	571	3,619
Total comprehensive income	–	–	–	–	221	(221)	–	–	–
Appropriations to reserves	–	–	–	–	–	(1,009)	(1,009)	–	(1,009)
Dividends relating to 2017	2,179	10,470	–	–	–	–	12,649	–	12,649
Issuance of shares
Capital injection by non- controlling interests in subsidiaries	–	–	–	–	–	–	–	72	72
Change in other reserves	–	–	–	–	4	–	4	–	4
Distributions to non-controlling interests	–	–	–	–	–	–	–	(99)	(99)
Balance at 31 December 2018	12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469
(Note)
Impact on initial application of IFRS 16 (Note 3)	–	–	–	–	(272)	(2,852)	(3,124)	(338)	(3,462)
Adjusted balance at 1 January 2019	12,267	25,652	57	436	2,635	21,086	62,133	12,874	75,007
Changes in equity for 2019:	–	–	–	–	–	2,640	2,640	444	3,084
Profit for the year	–	–	(55)	(27)	(6)	–	(88)	5	(83)
Other comprehensive income	–	–	(55)	(27)	(6)	2,640	2,552	449	3,001
Total comprehensive income	–	–	–	–	181	(181)	–	–	–
Appropriations to reserves Dividends relating to 2018	–	–	–	–	–	(613)	(613)	–	(613)
Acquisition of non-controlling interests in a subsidiary	–	–	–	–	(10)	–	(10)	(14)	(24)
Change in other reserves	–	–	–	–	44	–	44	–	44
Distributions to non-controlling interests	–	–	–	–	–	–	–	(86)	(86)
Balance at 31 December 2019	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach.
Under this approach, comparative information is not restated. See Note 3.

Notes to the financial information prepared in accordance with IFRSs:

1	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Limited Company (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRSs that are first effective for the current accounting period of the Group. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

The consolidated financial statements for the year ended 31 December 2019 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value:

–	other equity instrument investments;

–	other non-current financial assets;

–	other financial assets; and

–	derivative financial assets/liabilities.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

3	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a new IFRS, IFRS 16, Leases, and a number of amendments to IFRSs that are first effective for the current accounting period of the Group.

Except for IFRS 16, Leases, none of the developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases, and the related interpretations, IFRIC 4, Determining whether an arrangement contains a lease, SIC 15, Operating leases – incentives, and SIC 27, Evaluating the substance of transactions involving the legal form of a lease. IFRS16 introduces a single accounting model for lessees, which requires a lessee to recognise a right-of-use asset and a lease liability for all leases, except for leases that have a lease term of 12 months or less (“short-term leases”) and leases of low-value assets. The lessor accounting requirements are brought forward from IAS 17 substantially unchanged.

IFRS 16 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of an entity.

The Group has initially applied IFRS 16 as from 1 January 2019. The Group has elected to use the modified retrospective approach and has therefore recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2019. Comparative information has not been restated and continues to be reported under IAS 17.

Further details of the nature and effect of the changes to previous accounting policies and the transition options applied are set out below:

(a)	New definition of a lease

The change in the definition of a lease mainly relates to the concept of control. IFRS 16 defines a lease on the basis of whether a customer controls the use of an identified asset for a period of time, which may be determined by a defined amount of use. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

The Group applies the new definition of a lease in IFRS 16 only to contracts that were entered into or changed on or after 1 January 2019. For contracts entered into before 1 January 2019, the Group has used the transitional practical expedient to grandfather the previous assessment of which existing arrangements are or contain leases. Accordingly, contracts that were previously assessed as leases under IAS 17 continue to be accounted for as leases under IFRS 16 and contracts previously assessed as non-lease service arrangements continue to be accounted for as executory contracts.

(b)	Lease accounting and transitional impact

IFRS

16 eliminates the requirement for a lessee to classify leases as either operating leases or finance leases, as was previously required by IAS 17. Instead, the Group is required to capitalise all leases when it is the lessee, including leases previously classified as operating leases under IAS 17, other than those short-term leases and leases of low-value assets which are exempt. As far as the Group is concerned, these newly capitalised leases are primarily in relation to aircraft, flight equipment, buildings, machinery, equipment and vehicles. The Group also has the right to occupy space, including airport terminals, cargo/catering facilities and lounges space, in and around airports under different types of leasing arrangements.

At the date of transition to IFRS 16 (i.e. 1 January 2019), the Group determined the length of the remaining lease terms and measured the lease liabilities for the leases previously classified as operating leases at the present value of the remaining lease payments, discounted using the relevant incremental borrowing rates at 1 January 2019. The incremental borrowing rates range used for determination of the present value of the remaining lease payments was 4.75%~4.90%.

Right-of-use assets are measured at either:

–	their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application – the Group applied this approach to its aircraft and engine leases; or

–	an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this approach to all other leases.

To ease the transition to IFRS 16, the Group applied the following recognition exemption and practical expedients at the date of initial application of IFRS 16:

–	the Group elected not to apply the requirements of IFRS 16 in respect of the recognition of lease liabilities and right-of-use assets to leases for which the remaining lease term ends within 12 months from the date of initial application of IFRS 16, i.e. where the lease term ends on or before 31 December 2019;

–	excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application;

–	when measuring the lease liabilities at the date of initial application of IFRS 16, the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment); and

–	when measuring the right-of-use assets at the date of initial application of IFRS 16, the Group relied on the previous assessment for onerous contract provisions as at 31 December 2018 as an alternative to performing an impairment review.

The following table reconciles the operating lease commitments as at 31 December 2018 to the opening balance for lease liabilities recognised as at 1 January 2019:

1 January 2019
RMB million

Operating lease commitments at 31 December 2018	75,729
Less: commitments relating to leases exempt from capitalisation:
– short-term leases and other leases with remaining lease term ending on or before 31 December 2019 and leases of low-value assets	(924)
– leases contracts entered before 31 December 2018 but the lease period start after 1 January 2019	(16,612)
Less: total future interest expenses	(10,037)
Present value of remaining lease payments, discounted using the incremental
borrowing rates at 1 January 2019	48,156
Add: finance lease liabilities recognised as at 31 December 2018	72,221
Total lease liabilities recognised at 1 January 2019	120,377

So far as the impact of the adoption of IFRS 16 on leases previously classified as finance leases is concerned, the Group is not required to make any adjustments at the date of initial application of IFRS 16, other than changing the captions for the balances. Accordingly, instead of “obligations under finance leases”, these amounts are included within “lease liabilities”, and the depreciated carrying amount of the corresponding leased assets is identified as right-of-use assets. There is no impact on the opening balance of equity.

The following table summarises the impacts of the adoption of IFRS 16 on the Group’s consolidated statement of financial position:

		Adoption of IFRS 16
	Carrying amount at 31 December			Carrying amount at 1 January
	2018	Remeasurement	Reclassification	2019
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Property, plant and equipment, net	170,692	–	(88,880)	81,812
Right-of-use assets	–	45,437	91,914	137,351
Lease prepayments	2,970	–	(2,970)	–
Interest in associates	3,181	(527)	–	2,654
Deferred tax assets	1,566	717	–	2,283
Other assets	1,776	–	(210)	1,566
Total non-current assets	222,877	45,627	(146)	268,358
Prepaid expenses and other current assets	3,659	(811)	–	2,848
Total current assets	24,072	(811)	–	23,261
Lease liabilities	–	6,969	9,952	16,921
Current portion of obligations under finance leases	9,555	–	(9,555)	–
Accrued expenses	15,682	(83)	(397)	15,202
Total current liabilities	83,687	6,886	–	90,573
Net current liabilities	59,615	7,697	–	67,312
Total assets less current liabilities	163,262	37,930	(146)	201,046

		Adoption of IFRS 16
	Carrying amount at 31 December			Carrying amount at 1 January
	2018	Remeasurement	Reclassification	2019
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated statement of financial position impacted by the adoption of IFRS 16:
Lease liabilities	–	40,790	62,666	103,456
Obligations under finance leases	62,666	–	(62,666)	–
Provision for major overhauls	2,831	780	–	3,611
Deferred benefits and gains	906	–	(146)	760
Deferred tax liabilities	676	(178)	–	498
Total non-current liabilities	84,793	41,392	(146)	126,039
Net assets	78,469	(3,462)	–	75,007
Reserves	52,990	(3,124)	–	49,866
Total equity attributable to equity shareholders of the Company	65,257	(3,124)	–	62,133
Non-controlling interests	13,212	(338)	–	12,874
Total equity	78,469	(3,462)	–	75,007

(c)	Impact on the financial result and cash flows of the Group

After the initial recognition of right-of-use assets and lease liabilities as at 1 January 2019, the Group as a lessee is required to recognise interest expense accrued on the outstanding balance of the lease liabilities, and the depreciation of the right-of-use assets, instead of the previous policy of recognising rental expenses incurred under operating leases on a straight-line basis over the lease term. This results in a positive impact on the reported operating profit and a negative impact on the profit before income tax in the Group’s consolidated income statement, as compared to the results if IAS 17 had been applied during the year.

In the consolidated cash flow statement, the Group as a lessee is required to split rentals paid under capitalised leases into their capital element and interest element. The capital element is classified as financing cash outflows, similar to how leases previously classified as finance leases under IAS 17 were treated, rather than as operating cash outflows, as was the case for operating leases under IAS 17. Although total cash flows are unaffected, the adoption of IFRS 16 therefore results in a significant change in presentation of cash flows within the cash flow statement.

The following tables give an indication of the estimated impact of the adoption of IFRS 16 on the Group’s financial result and cash flows for the year ended 31 December 2019, by adjusting the amounts reported under IFRS 16 in these consolidated financial statements to compute estimates of the hypothetical amounts that would have been recognised under IAS 17 if this superseded standard had continued to apply to 2019 instead of IFRS 16, and by comparing these hypothetical amounts for 2019 with the actual 2018 corresponding amounts which were prepared under IAS 17.

	2019					2018
	Amounts reported under IFRS 16	Add back: IFRS 16 depreciation, maintenance and interest expenses, net	Add back: net effect between IAS 17 and IFRS 16 relating to share of associates’ results	Deduct: estimated amounts related to operating leases as if under IAS 17 (Note (i))	Hypothetical amounts for 2019 as if under IAS 17	Compared to amounts reported for 2018 under IAS 17
	(A)	(B)	(C)	(D)	(E=A+B+C-D)
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Financial result for the year ended 31 December 2019 impacted by the adoption of IFRS 16
Operating profit	10,838	7,580	–	9,491	8,927	8,819
Interest expense	(5,845)	2,380	–	–	(3,465)	(3,202)
Exchange loss, net	(1,477)	756	–	–	(721)	(1,853)
Share of associates’ results	(178)	–	216	–	38	263
Profit before income tax	4,055	10,716	216	9,491	5,496	4,364
Profit for the year	3,084	10,716	216	9,491	4,525	3,364

	2019			2018
	Amounts reported under IFRS 16	Estimated amounts related to operating leases as if under IAS 17 (Notes (i) & (ii))	Hypothetical amounts for 2019 as if under IAS 17	Compared to amounts reported for 2018 under IAS 17
	(A)	(B)	(C=A+B)
	RMB million	RMB million	RMB million	RMB million
Line items in the consolidated cash flow statement for the year ended 31 December 2019 impacted by the adoption of IFRS 16:
Cash generated from operating activities	39,728	(9,491)	30,237	21,174
Interest paid	(7,014)	2,380	(4,634)	(4,255)
Net cash generated from operating activities	31,175	(7,111)	24,064	15,388
Capital element of lease rentals paid (Note (iii))	(17,784)	7,111	(10,673)	(10,433)
Net cash (used in)/ activities generated from financing	(21,833)	7,111	(14,722)	5,220

Notes:

(i)	The “estimated amounts related to operating leases” is an estimate of the amounts of the cash flows in 2019 that relate to leases which would have been classified as operating leases, if IAS 17 had still applied in 2019. This estimate assumes that there were no differences between rentals and cash flows and that all of the new leases entered into in 2019 would have been classified as operating leases under IAS 17, if IAS 17 had still applied in 2019. Any potential net tax effect is ignored.

(ii)	In this impact table these cash outflows are reclassified from financing to operating in order to compute hypothetical amounts of net cash generated from operating activities and net cash used in financing activities as if IAS 17 still applied.

(iii)	The capital element of finance leases under IAS 17 previously presented as “Repayment of principal under finance lease obligations” in 2018 consolidated cash flow statement.

(d)	Investment property

Under IFRS 16, the Group is required to account for all leasehold properties as investment properties when these properties are held to earn rental income and / or for capital appreciation (“leasehold investment properties”). The adoption of IFRS 16 does not have a significant impact on the Group’s consolidated financial statements as the Group previously elected to apply IAS 40, Investment properties, to account for all of its leasehold properties that were held for investment purposes as at 31 December 2018.

(e)	Lessor accounting

In addition to leasing out the investment property referred to in paragraph (d) above, the Group leases out a number of items of consumable spare parts and maintenance materials as the lessor of operating leases. The accounting policies applicable to the Group as a lessor remain substantially unchanged from those under IAS 17.

Under IFRS 16, when the Group acts as an intermediate lessor in a sublease arrangement, the Group is required to classify the sublease as a finance lease or an operating lease by reference to the right-of-use assets arising from the head lease, instead of by reference to the underlying asset. The adoption of IFRS 16 does not have a significant impact on the Group’s consolidated financial statements in this regard.

4	REVENUE AND SEGMENT INFORMATION

(a)	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major services lines is as follow:

	2019	2018
	RMB million	RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
Traffic revenue
– Passenger	138,502	128,038
– Cargo and mail	9,615	10,026
Commission income	2,952	2,619
Hotel and tour operation income	712	676
General aviation income	564	476
Ground services income	409	429
Air catering income	353	391
Cargo handling income	359	254
Others	654	536
Revenue from other sources:	154,120	143,445
Rental income	202	178
	154,322	143,623

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 4(b) and 4(c) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2019, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,331 million (31 December 2018: RMB3,711 million). This amount represents revenue expected to be recognised in the future when the customers take possession of the goods or services redeemed.

(b)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment profit before taxation, assets and liabilities, which arises from different accounting policies are set out in Note 4(d).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2019 are as follows:

	Airline transportation	Other
	operations RMB million	segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	2,996	2,747	(2,401)	–	3,342
Over time	149,799	2,785	(1,604)	–	150,980
Revenue from external customers	152,591	1,731	–	–	154,322
Inter-segment sales	204	3,801	(4,005)	–	–
Reportable segment revenue	152,795	5,532	(4,005)	–	154,322
Reportable segment profit before taxation	3,020	558	2	490	4,070
Reportable segment profit after taxation	2,224	446	2	423	3,095
Other segment information
Income tax	796	112	–	67	975
Interest income	64	41	(31)	–	74
Interest expense	5,833	43	(31)	–	5,845
Depreciation and amortisation	24,256	354	–	–	24,610
Impairment loss	38	–	–	–	38
Credit loss	11	2	–	–	13
Share of associates’ results	–	–	–	(178)	(178)
Share of joint ventures’ results	–	–	–	365	365
Remeasurement of the originally held equity interests in a joint venture	–	–	–	13	13
Change in fair value of financial assets/ liabilities	–	–	–	265	265
Non-current assets additions during the year#	44,851	739	–	–	45,590

The segment results of the Group for the year ended 31 December 2018 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
	(Note)	(Note)	(Note)	(Note)	(Note)
Disaggregated by timing of revenue recognition
Point in time	2,532	1,975	(1,596)	–	2,911
Over time	139,671	3,822	(2,781)	–	140,712
Revenue from external customers	141,968	1,655	–	–	143,623
Inter-segment sales	235	4,142	(4,377)	–	–
Reportable segment revenue	142,203	5,797	(4,377)	–	143,623
Reportable segment profit before taxation	3,448	604	(60)	495	4,487
Reportable segment profit after taxation	2,567	457	(60)	492	3,456
Other segment information
Income tax	881	147	–	3	1,031
Interest income	107	18	–	–	125
Interest expense	3,054	148	–	–	3,202
Depreciation and amortisation	14,084	282	–	–	14,366
Impairment loss	12	–	–	–	12
Credit loss	2	1	–	–	3
Share of associates’ results	–	–	–	263	263
Share of joint ventures’ results	–	–	–	200	200
Fair value movement of financial instruments	-	-	-	12	12
Non-current assets additions during the year#	37,155	406	–	–	37,561

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

The segment assets and liabilities of the Group as at 31 December 2019 and 31 December 2018 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2019
Reportable segment assets	295,439	7,048	(3,662)	(7,821)	306,646
Reportable segment liabilities	230,738	2,458	(3,604)	–	229,592
As at 31 December 2018
Reportable segment assets (Note)	234,755	6,479	(1,829)	7,250	246,655
Reportable segment liabilities (Note)	167,806	2,391	(1,769)	44	168,472

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. See Note 3.

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

(c)	Geographic information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)	Revenues from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2019 RMB million	2018 RMB million
Domestic	110,112	103,287
International	41,651	37,773
Hong Kong, Macau and Taiwan	2,559	2,563
	154,322	143,623

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d)	Reconciliation of reportable segment profit before income tax, assets and liabilities to the consolidated figures in the financial information

	2019 RMB million	2018 RMB million
Profit before income tax
Reportable segment profit before taxation	4,070	4,487
Capitalisation of exchange difference of specific loans	(16)	(124)
Government grants	1	1
Consolidated profit before income tax	4,055	4,364

	31 December	31 December
	2019 RMB million	2018 RMB million
Assets
Reportable segment assets	306,646	246,655
Capitalisation of exchange difference of specific loans	56	72
Government grants	(6)	(7)
Adjustments arising from business combinations under common control	237	237
Others	(5)	(8)
Consolidated total assets	306,928	246,949

	31 December	31 December
	2019 RMB million	2018 RMB million
Liabilities
Reportable segment liabilities	229,592	168,472
Others	7	8
Consolidated total liabilities	229,599	168,480

5	FLIGHT OPERATION EXPENSES

	2019 RMB million	2018 RMB million
		(Note)
Jet fuel costs	42,814	42,922
Flight personnel payroll and welfare	12,709	11,467
Air catering expenses	3,975	3,734
Civil Aviation Development Fund	2,332	2,940
Aircraft operating lease charges	1,412	8,726
Training expenses	1,142	894
Aircraft insurance	192	163
Others	5,990	5,370
	70,566	76,216

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach.
Under this approach, comparative information is not restated. See Note 3.

6	DEPRECIATION AND AMORTISATION

	2019 RMB million	2018 RMB million
		(Note)
Depreciation of property, plant and equipment
– Owned assets	9,029	8,193
– Finance leases	–	5,776
Depreciation of right-of-use assets	15,263	–
Other amortisation	328	339
	24,620	14,308

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach.
Under this approach, comparative information is not restated. See Note 3.

7	OTHER NET INCOME

	2019	2018
	RMB million	RMB million

Government grants	4,129	4,348
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	34	584
– Other property, plant and equipment	106	18
Penalty income	273	216
Others	582	272
	5,124	5,438

8	INTEREST EXPENSE

	2019	2018
	RMB million	RMB million
		(Note)

Interest on borrowings	1,840	1,891
Interest relating to leases liabilities	5,302	–
Interest relating to obligations under finance leases	–	2,409
Total interest expense on financial liabilities not at fair value through profit or loss	7,142	4,300
Less: interest expense capitalised	(1,279)	(1,085)
	5,863	3,215

Interest rate swaps: cash flow hedge, reclassified from equity	(18)	(13)

	5,845	3,202

Note:	The Group has initially applied IFRS 16 at 1 January 2019 using the modified retrospective approach.
Under this approach, comparative information is not restated. See Note 3.

9	EXCHANGE LOSS, NET

Net exchange loss of RMB1,477 million was recorded in 2019, as compared with a net exchange loss of RMB1,853 million in 2018, primarily attributable to the exchange difference arising from the translation of borrowing balances and leases liabilities dominated in USD resulting from the depreciation of RMB against USD.

10	INCOME TAX

(a)	Income tax expense

	2019 RMB million	2018 RMB million
PRC income tax
– Provision for the year	1,611	962
– Under/(over)-provision in prior year	10	(27)
	1,621	935
Deferred tax
Origination and reversal of temporary differences	(650)	65
Income tax expense	971	1,000

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2019, the Company and its branches are liable to income tax rates ranging from 15% to 25% (2018: 15% to 25%), and the subsidiaries of the Company are liable to income tax rates ranging from 15% to 30% (2018: 15% to 30%). China Southern West Australian Flying College Pty Ltd., one of the subsidiaries of the Company, is located in Australia and is subject to income tax at 30%. Certain subsidiaries of the Company are located in Hong Kong and are subject to income tax at 16.5%.

(b)	Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2019 RMB million	2018 RMB million

Profit before income tax	4,055	4,364
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	964	1,089
Adjustments for tax effect of: Non-deductible expenses	18	23
Share of results of associates and joint ventures and other non-taxable income	(50)	(121)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	62	73
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(3)	(17)
Under/(over)-provision in prior year	10	(27)
Super deduction of research and development expenses	(30)	(20)
Tax expense	971	1,000

11	DIVIDENDS

The directors did not propose any final dividend in respect of the year ended 31 December 2019 (2018: RMB0.05 per share (inclusive of applicable tax), amounting to a total dividend of RMB613 million).

12	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2019 is based on the profit attributable to equity shareholders of the Company of RMB2,640 million (2018: RMB2,895 million) and the weighted average of 12,267,172,286 shares in issue during the year (2018: 10,718,916,979 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2019 and 2018.

13	CONSTRUCTION IN PROGRESS

	2019 RMB million	2018 RMB million
Advance payment for aircraft and flight equipment	30,919	31,680
Others	8,303	6,111
	39,222	37,791

14	RIGHT-OF-USE ASSETS

	Aircraft and engines	Land use rights	Buildings	Others	Total
		RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2019	187,991	3,671	1,300	138	193,100
Additions	20,609	225	1,490	51	22,375
Transferred from construction in progress	10,202	110	–	203	10,515
Reclassification with investment properties	–	16	–	–	16
Transferred to property, plant and equipment on exercise of purchase option	(2,641)	–	–	–	(2,641)
Disposals	(780)	–	–	–	(780)
At 31 December 2019	215,381	4,022	2,790	392	222,585
Accumulated amortisation:
At 1 January 2019	55,048	701	–	–	55,749
Amortisation charge for the year	14,485	107	637	34	15,263
Reclassification with investment properties	–	5	–	–	5
Transferred to property, plant and equipment on exercise of purchase option	(874)	–	–	–	(874)
Disposals	(769)	–	–	–	(769)
At 31 December 2019	67,890	813	637	34	69,374
Net book value:
At 31 December 2019	147,491	3,209	2,153	358	153,211
At 1 January 2019	132,943	2,970	1,300	138	137,351

15	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2019 RMB million	2018 RMB million
Within 1 month	2,308	2,325
More than 1 month but less than 3 months	555	492
More than 3 months but less than 12 months	297	90
More than 1 year	28	30
	3,188	2,937
Less: loss allowance	(36)	(36)
	3,152	2,901

16	OTHER RECEIVABLES

	2019 RMB million	2018 RMB million
VAT recoverable	5,214	5,342
Government grants receivables	1,275	982
Rebate receivables on aircraft acquisitions	616	686
Other deposits	203	426
Others	557	584
	7,865	8,020
Less: loss allowance	(5)	(5)
	7,860	8,015

17	LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the current reporting period and at the date of transition to IFRS 16:

	31 December 2019		1 January 2019 (Note)
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	RMB million	RMB million	RMB million	RMB million

Within 1 year	19,998	25,404	16,921	21,507
After 1 year but within 2 years	19,249	23,860	16,018	20,033
After 2 years but within 5
years	54,155	63,003	50,709	59,111
After 5 years	40,672	44,814	36,729	40,307
	114,076	131,677	103,456	119,451
	134,074	157,081	120,377	140,958
Less: total future interest expenses		(23,007)		(20,581)

Present value of lease liabilities		134,074		120,377

Note:

The Group has initially applied IFRS 16 using the modified retrospective approach and adjusted the opening balances at 1 January 2019 to recognise lease liabilities relating to leases which were previously classified as operating leases under IAS 17. These liabilities have been aggregated with the brought forward balances relating to leases previously classified as finance leases. Comparative information as at 31 December 2018 has not been restated and relates solely to leases previously classified as finance leases. Further details on the impact of the transition to IFRS 16 are set out in Note 3.

18	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	2019	2018
	RMB million	RMB million

Within 1 month	563	406
More than 1 month but less than 3 months	506	829
More than 3 months but less than 6 months	450	476
More than 6 months but less than 1 year	568	423
More than 1 year	230	175
	2,317	2,309

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT For the year ended 31 December 2019

	2019	2018
	RMB million	RMB million
Revenue	154,322	143,623
Less: Operating costs	135,668	128,613
Taxes and surcharges	348	272
Selling and distribution expenses	7,923	7,086
General and administrative expenses	4,040	3,736
Research and development expenses	352	221
Finance expenses	7,460	5,108
Including: Interest expenses	5,845	3,202
Interest income	74	125
Add: Other income	4,084	4,320
Investment income	225	483
Including: Income from investment in associates and
joint ventures	200	463
Gain on fair value movement	265	12
Credit loss	-13	-3
Impairment loss	-38	-12
Gain on assets disposals	148	622

Operating profit	3,202	4,009
Add: Non-operating income	924	849
Less: Non-operating expenses	56	371
Profit before income tax	4,070	4,487
Less: Income tax	975	1,031
Net profit for the year	3,095	3,456

(1) Net profit classified by continuity of operations:
1. Net profit from continuing operations	3,095	3,456
2. Net profit from discontinued operations	–	–

(2) Net profit classified by ownership:
1. Shareholders of the Company	2,651	2,983
2. Non-controlling interests	444	473

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2019

	31 December	31 December
	2019	2018
	RMB million	RMB million
Assets Current assets
Cash at bank and on hand
	1,994
		7,308
Financial assets held for trading	–	440
Derivative financial assets	218	–
Bills receivable	1	2
Accounts receivable	3,197	2,927
Prepayments	1,591	3,695
Other receivables	2,358	2,338
Inventories	1,893	1,699
Assets held for sale	–	224
Other current assets	5,486	5,439
Total current assets	16,738	24,072
Non-current assets
Long-term equity investments	6,445
		5,992
Other equity instrument investment	1,049	1,080
Other non-current financial assets	106	103
Investment properties	304	499
Fixed assets	84,374	170,039
Construction in progress	39,344	37,881
Right-of-use assets	149,941	–
Intangible assets	3,709	3,349
Aircraft lease deposits	457	594
Long-term deferred expenses	652	732
Derivative financial assets	3	75
Deferred tax assets	2,697	1,574
Other non-current assets	827	665
Total non-current assets	289,908	222,583

Total assets	306,646	246,655

	31 December	31 December
	2019	2018
	RMB million	RMB million
Liabilities and shareholders’ equity Current liabilities
Short-term bank borrowings
	12,250
		20,739
Derivative financial liabilities	–	44
Bills payable	–	150
Accounts payable	13,797	13,921
Contract liabilities	1,610	1,693
Sales in advance of carriage	10,303	8,594
Employee benefits payable	3,976	3,214
Taxes payable	760	554
Other payables	7,503	7,221
Non-current liabilities due within one year	22,794	23,557
Other current liabilities	22,497	4,000
Total current liabilities	95,490	83,687
Non-current liabilities
Long-term bank borrowings	2,391
		9,422
Bonds payable	11,246	6,254
Lease liabilities	114,076	–
Obligations under finance leases	–	62,666
Provision for major overhauls	3,542	2,831
Provision for early retirement benefits	–	2
Deferred benefits and gains	833	906
Deferred tax liabilities	232	668
Other non-current liabilities	1,782	2,036
Total non-current liabilities	134,102	84,785

Total liabilities	229,592	168,472

	31 December 2019	31 December 2018
	RMB million	RMB million
Shareholders’ equity Share capital	12,267	12,267
Capital reserve	25,623	25,589
Other comprehensive income	406	494
Surplus reserve	2,579	2,670
Retained earnings	22,988	23,983
Total equity attributable to equity shareholders of the Company	63,863	65,003
Non-controlling interests	13,191	13,180
Total equity	77,054	78,183
Total liabilities and equity	306,646	246,655

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in profit and equity attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

	Profit attributable to		Equity attributable to
	equity shareholders		equity shareholders
	of the Company		of the Company
			31 December	31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Amounts under PRC GAAP	2,651	2,983	63,863	65,003
Adjustments: Government grants	1	1	(6)	(7)
Capitalisation of exchange difference of specific loans	(16)	(124)	56	72

Adjustment arising from the Company’s business combination under common control	–	–	237	237
Tax impact of the above adjustments	4	31	(12)	(16)
Effect of the above adjustments on non- controlling interests	–	4	(32)	(32)
Amounts under IFRSs	2,640	2,895	64,106	65,257

BUSINESS REVIEW

In 2019, the downward pressure on the world economy increased due to frequent international trade frictions, intensified global financial volatility, geopolitical risks and other factors. The World Economic Situation and Prospects 2020 issued by the United Nations shows that the global economic growth rate decreased to 2.3% in 2019, the lowest level over the past 10 years. Among which, the U.S. economy grew by 2.3% and the economy in the Euro Zone grew by 1.1%, representing a year-on-year decrease of

0.6 percentage point and 0.8 percentage point, respectively. Economic growth rate in emerging markets and developing economies was 3.5%, representing a year-on-year decrease of 0.8 percentage point.

In 2019, under the general guideline of seeking progress while maintaining stability, China took structural reform on the supply side as the main line, promoted high-quality development and did well in the “six-stability” of stabilizing employment, finance, foreign trade, foreign capital, investment and expectations, and maintained a medium-to-high-speed and healthy economic development. GDP increased by 6.1% year-on-year, among which, consumer spending contributed 57.8%.

Faced with rising risks and challenges at home and abroad, the Group accelerated the reform of its system and mechanism, made great efforts to modernise its governance system and capability, and adhered to safe development, high-quality development, innovative development, cooperative development, shared development and green development. During the reporting period, with the joint efforts of the management and all staff, the Group’s safety quality was improved continuously, passenger traffic volume reached a new record high, and brand image was greatly enhanced. In 2019, the Company handled approximately 152 million passengers, ranking first among China’s airlines for 41 consecutive years. The Company was enrolled in the “2019 China Brand Powerhouse Ceremony Model Among 100 Brands” issued by China Central Radio and Television Station, won the “Asian Service Award” issued by Asian Network for Quality (ANQ) and the “Golden Phoenix Award” issued by SINA.com, and was awarded “2019 China’s Best Airline Company” by Business Traveller.

1.	Safety Operation

During the reporting period, the Group started the construction of safety management, promoted the transformation of safety management to institutionalisation, systematisation and informationisation. Efforts were made to build a regular mechanism for work style and discipline, safety supervision measures were intensified, and management performance was further improved. During the reporting period, the Group achieved 2.951 million hours of safety flight, with an accumulated safe flight of 26.386 million hours. We have achieved 15,000 hours of general flight, secured aviation safety in 20 consecutive years and aviation security in 25 consecutive years, and continued to keep the best safety record among China’s airlines.

During the reporting period, the Group further promoted the construction of integrated operation, and effectively improved the operation quality and efficiency. We improved the management mechanism, promoted unified and standardised management of operation standards, integrated operation services, and greatly enhanced the support capacity for comprehensive service. The flight on-time performance rate of the Company increased by 2.36 percentage points year-on-year, and the daily utilisation rate of aircraft increased by 0.23 hour year-on-year in 2019.

2.	Network and Hub

During the reporting period, the Group started the construction of two comprehensive international hubs in Guangzhou and Beijing in accordance with the orientation of “One Headquarter, Two Hubs”.

We have built the Beijing base with high efficiency and high quality. The CSA base have been put into use simultaneously with Beijing Daxing International Airport, successfully completing the first flight and the transition of the first 13 routes. We have worked out a hub construction plan and supporting airline network planning and marketing strategy in terms of Beijing Daxing International Airport, ensuring a high-quality start and development of the Beijing hub. According to the plan, upon finishing the transition by the end of March 2021, the Group’s market share in Beijing Daxing International Airport will reach about 43%, and it will be the largest main base airline in Beijing Daxing International Airport.

We have continuously broadened the “Canton Route”, and promoted the coordinated development of the aviation market in Guangdong-Hong Kong-Macao Greater Bay Area, contributing to the construction of the world’s first-class bay area. During the reporting period, we have newly launched three routes including Guangzhou-Vienna, Guangzhou-Cebu and Guangzhou-Nagoya, with 66 international and regional routes in Guangzhou. We have served the construction of Shenzhen’s pilot demonstration zone, promoted the coordinated development of Guangzhou and Shenzhen markets, and newly launched route from Shenzhen to Tokyo Narita International Airport. We have given full play to the scale advantages of CSA network and introduced six “Bay Area Link” products, including CSA express line, off-site transfer and cross-city airport pickup/drop-off, making it easier and more comfortable for passengers to travel. In 2019, the number of passengers handled in Guangzhou hub increased by 6.3%, making the hub effect to emerge continuously.

3.	Marketing

During the reporting period, under the new market concept, the Group adhered to high-quality development and connotative development, and achieved results gradually. We emphasised the matching of transportation capacity and market, transportation capacity and freight rate, and strengthened revenue management. The Company continued to deepen and strengthen the reform in the field of marketing, promoted “tremendous income” management and conducted centralised control of core resources. It aimed at maximising the marginal contribution and continuously adjusted and optimised the route network structure. It focused on the domestic market and performed steady international market development and the profitability of international routes continued to improve.

We have further strengthened our customer base, given full play to our territorial advantages, vigorously expanding the Group’s customers and frequent flyer. During the year, 9.22 million new Sky Pearl members were added, increased by 62% year-on-year. The total number of Sky Pearl members reached 48.96 million, realising RMB51.7 billion of frequent flyer income, increased by 18.32% year-on-year. There were 3,243 new major customers, accounting for 13.65% of the Group’s revenue, increased by 1.9 percentage points year-on-year. We continued to enrich product shelves and introduced products such as self-service cabin upgrading and neighbour-free seats. During the year, the miscellaneous income increased significantly year-on-year.

We focused on the high-end businesses, sought changes, adopted differentiated competitive strategies, and effectively enhanced the income from belly-hold. We integrated freight resources and took the lead in launching a mobile online sales platform in China. CSA Advanced-Class Express product , temperature controlled product and other high-end emerging businesses increased by 14% year-on-year.

4.	Cost Control

During the reporting period, the Group continued to strengthen cost control and fund management. The Group has deepened the transformation of its financial control system, set up a business financial center, and promoted cost control from the source. The Group has adopted various measures to reduce financing costs and continuously optimise the debt structure. The effect of refined financial management was increasingly apparent.

We have strengthened cost controls on major items, with the fuel consumption per ton kilometer decreased by 3.95% year-on-year. We strengthened all kinds of fund control and the concentration of funds continued to increase. We vigorously reduced the balance of funds, actively expanded financing channels, reasonably matched the debt maturity structure, and increased direct debt financing. We flexibly used various direct financing tools such as ultra-short-term financing bills, medium-term notes and corporate bonds to reduce the Group’s financing costs. Measures such as hedging and optimising the US dollar debt stock were taken to hedge the exchange rate risk, greatly reducing the risk exposure and saving foreign exchange purchase cost of RMB50 million.

5.	External Cooperation

During the reporting period, the Group advocated the cooperation concept of open and sharing, as well as accelerated the construction of a new type of international cooperation relationship and an international business model in line with the actual situation of the Company.

We have fully protected the rights and interests of passengers and launched “CZ Priority” service brand to ensure the members enjoy the original privileges and realise a smooth transition for leaving SkyTeam Alliance. We have deepened cooperation with mainstream airlines such as American Airlines, British Airways, Emirates and Qatar Airways. We have also continued to consolidate cooperation with member airlines of SkyTeam Alliance such as Air France-KLM and Delta Air Lines in an independent capacity. We have strengthened in-depth exchanges with international partners, absorbed management experience in operation, flight, transportation and service of world-class airlines, and steadily pushed forward internationalisation.

Currently, the Company has cooperated with 28 domestic and foreign airlines such as American Airlines, British Airways, KLM Royal Dutch Airlines and Qantas Airways on 531 routes (including trunk routes and long-distance flight routes) for code-sharing. Xiamen Airlines Company Limited (“Xiamen Airlines”) has cooperated with 21 domestic and foreign airlines on 578 routes (including trunk routes and long-distance flight routes) for code-sharing, further expanding the sales channels and flight route network of the Group.

6.	Service Brand

During the reporting period, the Group fulfilled sincere service concept and systematically improved the whole process service experience of passengers. We have innovated the service mode and improved the service experience of delayed passengers regarding sales, service and information acquisition. We have implemented the requirement of “affinity and refinement”, introduced two-cabin “family service 360” products, expanded 195 fine “Kapok International” routes, and achieved full coverage of international long-haul routes and regional key routes. We promoted the baggage tracking program in an all-round way and became the first airline in Asia obtaining IATA baggage tracking compliance certification. We have implemented the upgrade of “China Southern e-Travel”, and the paperless self-service in the whole process has brought more convenient travel experience to passengers. In 2019, the proportion of non-counter check-in passengers reached 79.3%, ranking top among major domestic airlines. The overall satisfaction of passengers of the Company increased by 1.38% year-on-year.

The Group strengthened the promotion of brand image overseas, ranking first in the overseas image communication index of central enterprises for two consecutive years. We actively participated in international exhibitions in key overseas markets, reaching more than 200,000 industry representatives and mainstream customers around the world and promoting the Company’s important products and services. We sponsored Sydney Festival and the Australian Football League (AFL), targeting more than 10 million Australian local TV audiences and gaining more than 9 million online exposure, and went deep among the international mainstream to promote our brand and international image. In the Top 50 Most Valuable Airline Brands 2019 released by Brand Finance, CSA ranked first among Chinese airlines.

7.	Reform and Development

During the reporting period, the Group continuously intensified its reform efforts and consolidated its development foundation. We steadily pushed forward the “Double Hundred Action”, set up

CSA Freight Logistics Co., Ltd. (中國南方航空貨運有限公司) and continued to improve the mixed-ownership reform plan for Southern Airlines General Aviation Co., Ltd.(南航通用航空有 限 公 司 ). We implemented a completely new salary system for employees and established a complete post management system, a total salary increase mechanism and an employee salary increase mechanism. We continued to deepen the market-oriented reform, continued to push forward the reform of the regional marketing system, and set up the European marketing center. We also continued to promote scientific and technological innovation and information construction, established the Department of Scientific and Technological Information & Process Management, and built up our core competitiveness.

We revised and improved the Development Outline of Building World-class Air Transport Enterprises with High Quality, giving more prominence to quality, efficiency and performance. We formulated the Action Plan to Serve Guangdong-Hong Kong-Macao Greater Bay Area to promote the integrated development of Guangzhou-Shenzhen hubs. We strengthened the cooperation of “China Southern Alliance”, signed group customer settlement agreements with Xiamen Airlines and Sichuan Airlines Company Limited (the “Sichuan Airlines”), carried out route cooperation with Xiamen Airlines on 52 flight segments, and deepened marketing cooperation with Sichuan Airlines on 10 flight segments.

8.	Social Responsibility

The Group has always taken green development as one of its core principles. During the reporting period, we continued to improve the efficiency of aviation fuel usage and reduce greenhouse gas emissions through technological optimisation, management improvement and big data analysis. We participated in the formulation of global aviation oil data standards and provided China’s proposal for the formulation of global aviation data standards. We applied bio-aviation oil to carry out intercontinental flights for the first time, and promoted the world’s first 10,000-ton EU carbon quota and Guangdong carbon quota swap business.

We actively served the society. Taking the advantages of the aviation business and considering the actual conditions, we helped the local people get rid of poverty and strive for a relatively comfortable life. We opened 102 routes along “The Belt and Road” by the end of the reporting period, actively getting involved into overseas communities, and helping the countries along “The Belt and Road” to achieve connectivity in facilities, trade and culture. We actively carried out special flights, voluntary public welfare and other undertakings, giving full play to our own resources and expertise to benefit the society.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended		Increase/
	31 December		(decrease)
	2019	2018	%
Traffic Revenue passenger kilometers (RPK) (million)
Domestic	195,239.18	178,972.96	9.09
Hong Kong, Macau and Taiwan	3,258.71	3,304.83	(1.40)
International	86,422.92	76,916.01	12.36
Total:	284,920.82	259,193.80	9.93
Revenue tonne kilometers (RTK) (million)
Domestic	18,897.97	17,437.56	8.38
Hong Kong, Macau and Taiwan	312.80	315.39	(0.82)
International	13,414.05	12,580.72	6.62
Total:	32,624.82	30,333.67	7.55
RTK – Passenger (million)
Domestic	17,182.13	15,764.81	8.99
Hong Kong, Macau and Taiwan	286.62	290.36	(1.29)
International	7,573.52	6,745.45	12.28
Total:	25,042.27	22,800.62	9.83
RTK – Cargo and mail (million)
Domestic	1,715.84	1,672.75	2.58
Hong Kong, Macau and Taiwan	26.18	25.03	4.59
International	5,840.53	5,835.27	0.09
Total:	7,582.55	7,533.05	0.66
Passengers carried (thousand): Domestic	128,706.50	119,494.01	7.71
Hong Kong, Macau and Taiwan	2,480.54	2,527.08	(1.84)
International	20,445.12	17,863.96	14.45
Total:	151,632.16	139,885.04	8.40

	For the year ended		Increase/
	31 December		(decrease)
	2019	2018	%
Cargo and mail carried (thousand tonnes)
Domestic	1,052.13	1,043.91	0.79
Hong Kong, Macau and Taiwan	23.27	21.85	6.50
International	688.16	666.52	3.25
Total:	1,763.56	1,732.28	1.81
Capacity
Available seat kilometres (ASKs) (million):
Domestic	235,216.49	216,160.94	8.82
Hong Kong, Macau and Taiwan	4,367.53	4,383.59	(0.37)
International	104,477.84	93,876.41	11.29
Total:	344,061.86	314,420.95	9.43
Available tonne kilometres (ATKs) (million):
Domestic	26,803.84	24,549.52	9.18
Hong Kong, Macau and Taiwan	506.71	503.53	0.63
International	19,123.06	17,674.93	8.19
Total:	46,433.61	42,727.99	8.67
Available tonne kilometres (ATKs) –
Passenger Traffic (million)
Domestic	21,169.48	19,454.49	8.82
Hong Kong, Macau and Taiwan	393.08	394.52	(0.37)
International	9,403.01	8,448.88	11.29
Total:	30,965.57	28,297.89	9.43
Available tonne kilometres (ATKs) – Cargo
and mail (million) Domestic	5,634.36	5,095.03	10.59
Hong Kong, Macau and Taiwan	113.64	109.01	4.25
International	9,720.05	9,226.06	5.35
Total:	15,468.05	14,430.10	7.19

	For the year ended 31 December	Increase/ (decrease) Percentage
	2019	2018	point
Load factor Passenger load factor (RPK/ASK) (%):
Domestic	83.00	82.80	0.20
Hong Kong, Macau and Taiwan	74.61	75.39	(0.78)
International	82.72	81.93	0.79
Overall:	82.81	82.44	0.37
Total load factor (RTK/ATK) (%):
Domestic	70.50	71.03	(0.53)
Hong Kong, Macau and Taiwan	61.73	62.63	(0.90)
International	70.15	71.18	(1.03)
Overall:	70.26	70.99	(0.73)

	For the year ended		Increase/
	31 December		(decrease)
	2019	2018	%
Yield (including fuel surcharges) Yield per RPK (RMB):
Domestic	0.52	0.54	(3.70)
Hong Kong, Macau and Taiwan	0.75	0.74	1.35
International	0.39	0.39	–
Overall:	0.49	0.49	–

	For the year ended		Increase/
	31 December		(decrease)
	2019	2018	%
Yield per RFTK (RMB):
Domestic	1.14	1.17	(2.56)
Hong Kong, Macau and Taiwan	4.67	4.67	–
International	1.29	1.36	(5.15)
Overall:	1.27	1.33	(4.51)
Yield per RTK (RMB):
Domestic	5.50	5.60	(1.79)
Hong Kong, Macau and Taiwan	8.18	8.13	0.62
International	3.10	3.00	3.33
Overall:	4.54	4.55	(0.22)
Cost Operating cost per ATK (RMB)	3.20	3.28	(2.44)
Flight Volume Kilometers flown (million)	1,875.52	1,762.92	6.39
Hours flown (thousand)
Domestic	2,249.15	2,107.10	6.74
Hong Kong, Macau and Taiwan	40.77	41.13	(0.88)
International	661.45	624.35	5.94
Total:	2,951.37	2,772.58	6.45
Number of flights (thousand)
Domestic	963.42	923.67	4.30
Hong Kong, Macau and Taiwan	19.07	19.44	(1.90)
International	135.39	126.32	7.18
Total:	1,117.88	1,069.43	4.53

Note: Discrepancies between the column sum and the total sum are due to rounding of numbers.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB2,640 million was recorded in 2019 as compared to the profit attributable to equity shareholders of the Company of RMB2,895 million in 2018. The Group’s operating revenue increased by RMB10,699 million or 7.45% from RMB143,623 million in 2018 to RMB154,322 million in 2019. Passenger load factor increased by 0.37 percentage point from 82.44% in 2018 to 82.81% in 2019. Passenger yield (in passenger revenue per RPK) is RMB0.49 in 2018 and 2019. Average yield (in traffic revenue per RTK) decreased by 0.22% from RMB4.55 in 2018 to RMB4.54 in 2019. Operating expenses increased by RMB8,366 million or 5.97% from RMB140,242 million in 2018 to RMB148,608 million in 2019. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB10,838 million was recorded in 2019 as compared to operating profit of RMB8,819 million in 2018, increased by RMB2,019 million.

II.	OPERATING REVENUE

	2019		2018
	Operating		Operating		Changes in
	revenue RMB million	Percentage %	revenue RMB million	Percentage %	revenue %
Traffic revenue	148,117	95.98	138,064	96.13	7.28
Including: Passenger revenue	138,502		128,038		8.17
–Domestic	101,955		95,773		6.45
–HongKong,MacauandTaiwan	2,437		2,446		(0.37)
–International	34,110		29,819		14.39
Cargo and mail revenue	9,615		10,026		(4.10)
Other operating revenue	6,205	4.02	5,559	3.87	11.62

Mainly including:
Commission income	2,952		2,619		12.71
Ground services income	409		429		(4.66)
General aviation income	564		476		18.49
Hotel and tour operation income	712		676		5.33
Total operating revenue	154,322	100.00	143,623	100.00	7.45
Less: fuel surcharge income	(7,479)		(7,454)		0.34
Total operating revenue excluding fuel surcharge	146,843		136,169		7.84

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenues accounted for 96.13% and 95.98% of the total operating revenue in 2018 and 2019, respectively. Passenger revenue and cargo and mail revenue accounted for 93.51% and 6.49%, respectively of the total traffic revenue in 2019. During the reporting period, the Group’s total traffic revenue was RMB148,117 million, representing an increase of RMB10,053 million or 7.28% from prior year, mainly due to the increase in transport capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to 8.17% increase in passenger revenue from RMB128,038 million in 2018 to RMB138,502 million in 2019. The total number of passengers carried increased by 8.40% to 151.63 million passengers in 2019. RPKs increased by 9.93% from 259,194 million in 2018 to 284,921 million in 2019, primarily as a result of the increase in number of passengers carried.

Domestic passenger revenue, which accounted for 73.61% of the total passenger revenue in 2019, increased by 6.45% from RMB95,773 million in 2018 to RMB101,955 million in 2019. Domestic passenger traffic in RPKs increased by 9.09%, while passenger capacity in ASKs increased by 8.82%, resulting in an increase in passenger load factor by 0.20 percentage point from 82.80% in 2018 to 83.00% in 2019. Domestic passenger yield per RPK decreased by 3.70% from RMB0.54 in 2018 to RMB0.52 in 2019.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.76% of total passenger revenue, decreased by 0.37% from RMB2,446 million in 2018 to RMB2,437 million in 2019. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 1.40%, while passenger capacity in ASKs decreased by 0.37%, resulting in a decrease in passenger load factor by 0.78 percentage point from 75.39% in 2018 to 74.61% in 2019. Passenger yield per RPK increased from RMB0.74 in 2018 to RMB0.75 in 2019.

International passenger revenue, which accounted for 24.63% of total passenger revenue, increased by 14.39% from RMB29,819 million in 2018 to RMB34,110 million in 2019. For international flights, passenger traffic in RPKs increased by 12.36%, while passenger capacity in ASKs increased by 11.29%, resulting in a 0.79 percentage points increase in passenger load factor from 81.93% in 2018 to 82.72% in 2019. Passenger yield per RPK is RMB0.39 in 2018 and 2019.

Cargo and mail revenue, which accounted for 6.49% of the Group’s total traffic revenue and 6.23% of total operating revenue, decreased by 4.10% from RMB10,026 million in 2018 to RMB9,615 million in 2019. The decrease was mainly attributable to the decrease in yield per RFTK.

Other operating revenue increased by 11.62% from RMB5,559 million in 2018 to RMB6,205 million in 2019. The increase was primarily due to the increase in commission income and general aviation income.

III.	OPERATING EXPENSES

Total operating expenses in 2019 amounted to RMB148,608 million, representing an increase of 5.97% or RMB8,366 million comparing to that of 2018, mainly due to the increase in depreciation and amortisation expenses as impacted by the initial adoption of IFRS 16 in 2019. Total operating expenses as a percentage of total operating revenue decreased from 97.65% in 2018 to 96.30% in 2019.

	2019		2018
Operating expenses	RMB million	Percentage (%)	RMB million	Percentage (%)
Flight operation expenses	70,566	47.48	76,216	54.35
Mainly including:
Jet fuel costs	42,814		42,922
Aircraft operating lease charges	1,412		8,726
Flight personnel payroll and welfare	12,709		11,467
Maintenance expenses	13,057	8.79	12,704	9.06
Aircraft and traffic servicing expenses	26,591	17.89	24,379	17.38
Promotion and selling expenses	7,755	5.22	7,036	5.02
General and administrative expenses	4,073	2.74	3,770	2.69
Depreciation and amortisation	24,620	16.57	14,308	10.20
Impairment losses on property, plant and equipment	18	0.01	–	–
Others	1,928	1.30	1,829	1.30
Total operating expenses	148,608	100.00	140,242	100.00

Flight operation expenses, which accounted for 47.48% of total operating expenses, decreased by 7.41% from RMB76,216 million in 2018 to RMB70,566 million in 2019, mainly due to the decrease in operating lease charges as impacted by the initial adoption of IFRS 16 in 2019.

Maintenance expenses, which accounted for 8.79% of total operating expenses, increased by 2.78% from RMB12,704 million in 2018 to RMB13,057 million in 2019, along with the fleet expansion.

Aircraft and transportation service expenses, which accounted for 17.89% of total operating expenses, increased by 9.07% from RMB24,379 million in 2018 to RMB26,591 million in 2019. The increase was primarily due to a 10.50% increase in landing and navigation fees from RMB15,980 million in 2018 to RMB17,658 million in 2019, resulted from the increase in the numbers of flights.

Promotion and selling expenses, which accounted for 5.22% of total operating expenses, increased by 10.22% from RMB7,036 million in 2018 to RMB7,755 million in 2019, mainly due to the increase in ticket office expenses and other promotion and selling expenses.

General and administrative expenses, which accounted for 2.74% of the total operating expenses, increased by 8.04% from RMB3,770 million in 2018 to RMB4,073 million in 2019, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 16.57% of the total operating expenses, increased by 72.07% from RMB14,308 million in 2018 to RMB24,620 million in 2019, mainly due to the initial adoption of IFRS 16 in 2019, based on which, depreciation expenses over the right-of-use assets were recognised.

IV.	OPERATING PROFIT

Operating profit of RMB10,838 million was recorded in 2019 (2018: RMB8,819 million). The increase in operating profit was mainly due to the net effect of increase in operating revenue by RMB10,699 million or 7.45%, as a result of the increase in transport capacity and traffic volume; and the increase in operating expenses by RMB8,366 million or 5.97%, due to the increase in depreciation and amortisation expenses.

V.	OTHER NET INCOME

Other net income decreased by RMB314 million from RMB5,438 million in 2018 to RMB5,124 million in 2019, mainly due to the decrease in gains on disposal of property, plant and equipment and construction in progress.

VI.	INCOME TAX

Income tax expense of RMB971 million was recorded in 2019, decreased by RMB29 million from RMB1,000 million in 2018.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2019, the Group’s current liabilities exceeded its current assets by RMB78,752 million. For the year ended 31 December 2019, the Group recorded a net cash inflow from operating activities of RMB31,175 million, a net cash outflow from investing activities of RMB14,427 million and a net cash outflow from financing activities of RMB21,833 million, which in total resulted in a net decrease in cash and cash equivalents of RMB5,085 million. The decrease in cash and cash equivalents was benefited from the Group’s strict control on financing costs and efforts made to reduce the high levels of both saving and borrowing.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2019, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB308,343 million (31 December 2018: RMB243,910 million), of which approximately RMB251,165 million (31 December 2018: RMB193,871 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analyses of the Group’s interest-bearing liabilities are as follows:

Composition of interest-bearing liabilities

	31 December	31 December
	2019	2018
	RMB million	RMB million
Obligations under finance leases	–	72,221
Lease liabilities	134,074	–
Borrowings	51,180	54,417
Fixed rate interest-bearing liabilities	100,660	33,692
Floating rate interest-bearing liabilities	84,594	92,946
Analysis of interest-bearing liabilities by currency
	31 December 2019	31 December 2018
	RMB million	RMB million
USD	70,260	33,677
RMB	109,946	87,333
Others	5,048	5,628
Total	185,254	126,638

Maturity analysis of interest-bearing liabilities

	31 December	31 December
	2019	2018
	RMB million	RMB million
Within 1 year	57,541	48,296
After 1 year but within 2 years	23,022	17,329
After 2 years but within 5 years	62,544	38,289
After 5 years	42,147	22,724
Total borrowings	185,254	126,638

	31 December 2019	31 December 2018	Change
Total liabilities (RMB million)	229,599	168,480	36.28%
Total assets (RMB million)	306,928	246,949	24.29%
Debt ratio	74.81%	68.22%	Increase by 6.59
			percentage points

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio increased by 6.59 percentage points, mainly due to the recognition of right-of-use assets and lease liabilities as impacted by the initial adoption of IFRS 16 at 1 January 2019.

VIII.	MAJOR CHARGE ON ASSETS

As at 31 December 2019, certain aircraft of the Group with an aggregate carrying value of approximately RMB339 million (31 December 2018: RMB373 million) were mortgaged under certain loans.

IX.	COMMITMENTS AND CONTINGENCIES Commitments

As at 31 December 2019, the Group had capital commitments (excluding investment commitment) of approximately RMB86,246 million (31 December 2018: RMB103,485 million). Of such amounts, RMB71,224 million (31 December 2018: RMB82,199 million) related to the acquisition of aircraft and related flight equipment and RMB15,022 million (31 December 2018: RMB21,286 million) for other projects.

The Group had investment commitments as follows:

	31 December
	2019
	RMB million	RMB million
Authorised and contracted for
Share of capital commitments of a joint venture	322	26
Capital contributions for acquisition of non-controlling interests in a subsidiary	232
Capital contributions for acquisition of interest in a joint
venture	–	14

	554	40

Authorised but not contracted for

Share of capital commitments of a joint venture	31	21

	585	61

Contingent liabilities

(a) The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2018: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2019, total personal bank loans of RMB275 million (31 December 2018: RMB318 million), under these guarantees, were drawn down from the banks. During the year, no payment has been made by the Group (2018: RMB1 million) due to the default of payments of certain pilot trainees.

SUBSEQUENT EVENTS

(a)   On 30 October 2019, the Company entered into the A Share Subscription Agreement with CSAH, pursuant to which the Company is to issue not more than 2,453,434,457 (inclusive) new A Shares to CSAH (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB16,800 million (inclusive). In the meantime, the Company entered into the H Share Subscription Agreement with Nan Lung Holding Limited (a wholly-owned subsidiary of CSAH), pursuant to which the Company is to issue not more than 613,358,614 (inclusive) new H shares (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD3,500 million (inclusive). The consideration of A and H shares will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 27 December 2019. The Company received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on 6 January 2020 and 11 February 2020, respectively. Up to the issuance date of these annual results, the A Share Issuance and H share Issuance are under review by CSRC.

(b)   The COVID-19 outbreak (outbreak) since early 2020 has brought about uncertainties in the Group’s operating environment and has impacted the Group’s operations and financial position. The Group’s revenue tonne kilometers for the first two months of 2020 has decreased by 37% as compared to the same period of 2019. The Group estimates the outbreak will have an adverse impact on the Group’s business operation and operating revenue, which casts uncertainties in the Group’s operating environment. The Group has been closely monitoring the impact of the developments on the Group’s business and has put in place contingency measures. These contingency measures include: temporarily reducing the numbers of flights of certain routes, provisionally suspending certain domestic and international routes according to the travel restrictions of related countries and regions. Based on the Group’s actual performance in early 2020, contingent measures put in place and unutilised available banking facilities, etc., the Directors of the Company have carried out a review of the cash flow forecast of the Group for the eighteen months period after the balance sheet date. Based on such forecast, the Directors of the Company believe that adequate funding will be available for the working capital and capital expenditure requirements of the Group during that period. Up to the issuance date of these annual results, the outbreak hasn’t ended and the Group cannot reasonably estimate its impact on the business operation and financial performance. The Group will proactively keep contingency measures under review as the situation evolves.

CHANGE IN SHARE CAPITAL STRUCTURE

Unit: Share

		31 December 2018	Percentage	Increase/ (decrease) in 2019	31 December 2019	Percentage
I.	Shares subject to restrictions on sales	Number of Shares	(%)	Number of Shares	Number of Shares	(%)
1.	RMB ordinary shares	1,578,073,089	12.86	(1,088,870,431)	489,202,658	3.99
2.	Foreign listed shares	600,925,925	4.90	–	600,925,925	4.90
	Total	2,178,999,014	17.76	(1,088,870,431)	1,090,128,583	8.89
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	7,022,650,000	57.25	1,088,870,431	8,111,520,431	66.12
2.	Foreign listed shares	3,065,523,272	24.99	–	3,065,523,272	24.99
	Total	10,088,173,272	82.24	1,088,870,431	11,177,043,703	91.11
III.	Total number of shares	12,267,172,286	100	–	12,267,172,286	100

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2019.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

AUDIT AND RISK MANAGEMENT COMMITTEE

The audit and risk management committee of the Company has reviewed the audited consolidated financial statements of the Group for the year ended 31 December 2019.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with each of the Directors, the Directors have for the year ended 31 December 2019 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2019.

DIVIDENDS

The profit distribution plan of the Company for the year 2019 was approved at the twelfth meeting of the eighth session of the Board of the Company. The Company distributed cash dividends of totally RMB1.622 billion in 2017 and 2018, accounting for more than 40% of the annual average distributable profits attributable to shareholders of the Company realized in 2017 to 2019, which is higher than the requirement stipulated under the relevant regulations for listed companies and the articles of association of the Company, that is “the cumulative profit distributed in cash in the last three years shall not be less than 30% of the annual average distributable profits realized by the Company in those three years”.

The Company’s non-public issuance of A shares and H shares, which was approved at the extraordinary general meeting and class meetings convened by the Company on 27 December 2019, is under review by the CSRC. According to the relevant regulations of the CSRC, securities cannot be issued before the completion of the implementation of profit distribution. As the distribution of cash dividends of the Company in the past three years complied with the regulations, in view of the strategic significance of the non-public issuance to the Company and in order to ensure the smooth progress of the project, after comprehensive consideration of the Company’s long term development and the interests of all shareholders of the Company, the Board did not recommend any payment of final cash dividend and conversion of capital reserve to share capital of the Company for the year ended 31 December 2019. The retained undistributed profits will be used to supplement the Company’s working capital to meet the development needs of the Company’s principal business activity.

2020 OUTLOOK

Looking forward to 2020, the world economy is still under deep adjustment following the international financial crisis, and the recovery of global economy remains fragile. At the same time, the accelerated global spread of the COVID-19 epidemic has disrupted economic activities in many countries, significantly affected global financial markets and threatened their economic prospects. The International Monetary Fund (IMF) expects the global economic to fall into recession in 2020 as a result of the epidemic, but recover in 2021.

China is in the crucial period of transforming development mode, optimizing economic structure and transforming growth momentum. Structural, institutional and periodic issues are intertwined. The “three period superimposed” effect continues to deepen and downward pressure on the economy increases. At the same time, the COVID-19 epidemic has also had some impact on China’s economy. Currently, China’s prevention and control measures have achieved positive results, and the most difficult and arduous stage has passed. The resumption of work and production of enterprises has been advanced in an orderly manner, and the economy returned to normal at a faster pace. The impact of the epidemic is short-term and generally controllable. The basic trend for China’s economy to seek progress while maintaining stability with long-term good prospects has not changed.

Faced with risks and challenges, the Group will persist in taking reform and innovation as the driving force, promote high-quality development, ensure a stable security situation, make every effort to improve quality and efficiency, and strive to build a world-class air transport enterprise with global competitiveness.

1.             To prevent epidemic risks and ensure safe and stable operation.

We insist on putting the safety and health of passengers and employees first, and fully support the prevention and control of the epidemic by ensuring the safety and normality of flights. We have earnestly fulfilled our social responsibilities and actively engaged in the transportation of materials for anti-epidemic personnel and the work of ensuring the resumption of production and work. We actively respond to changes in market demand, timely adjust business strategy, and optimize the allocation of capacity. In addition, on the premise of effective prevention and control of the epidemic, the Group will strengthen the control of transport capacity, dig deep into market demand, closely track and analyze the market trends, and prepare for the recovery of the aviation market after the epidemic.

2.             To put safety first and continue to improve safety quality.

We will speed up the construction of the security system and the upgrade of the information platform, and complete the seven major security systems of safety responsibility, rules and regulations manual, training and practice, process control, risk control, safety culture and scientific and technological innovation. We will consolidate infrastructure and improve the level of grass- roots safety control. We will further promote the discipline of style of work, strengthen supervision and assessment and sort out hidden dangers, strengthen the application of big data, promote hierarchical control, and embed risk prevention into the whole process of flight operation. In 2020, the Group will ensure its continuation in aviation safety as in past years.

3.             To make every effort to improve quality and efficiency and enhance the profitability of the Company.

We will deepen the marketing reform, optimize the allocation of resources, and continuously deepen the matching of transportation capacity with the market, transportation capacity with freight rate and revenue management. We will maximize the marginal contribution as the goal, improve the matching degree of fleet planning and network planning, promote the accurate matching of aircraft types and routes, enhance revenue control efforts, and improve the revenue control capability and level. We will strengthen the customer base in an all-round way, value the Group’s customer development and regular customer development, and deepen the integration of marketing and service. We will enhance the management of new routes, optimize the input of transport capacity, and continuously improve the management level of international routes; strengthen sales cooperation with banks, business travel agencies, etc. and exchange of members, improve the drainage capability of our main businesses, and promote the initial formation of the China Southern Airlines business travel ecosystem.

We will take full advantage of belly-hold load factor, establish a passenger and cargo network linkage mechanism, optimize flight scheduling, and strengthen network integrated marketing. We will develop online freight service, expand high-end and cross-border express delivery services, expand the volume of emerging services, transforming into modern logistics service providers.

4.             To deepen the construction of integrated operation and continue to improve the operation quality.

We will improve the centralised operation and control capability, unify the “GOC” operation standards, strengthen information and intelligent support, and give full play to the scale and network advantages of large-scale fleet and multiple bases. We will continue to carry out projects to increase flight punctuality rates, implement fine operation, precise control and lean flight, and ensure the flight punctuality rates in the leading position in the industry. We will also tap into the potential for creating operational value, make solid efforts to tap into the potential of performance and industry load, manage aviation fuel, optimize air routes, and make flight decisions and carry out other measures. We will establish an accounting model for creating operational support system value to ensure that available fuel consumption per ton kilometer continues to decline.

5.             To build a first-class brand service system based on “affinity and refinement”.

We will start the “integrated service” work. Following the advanced international standards, and highlighting the characteristics of CSA, the Group will focus on air, ground, online and offline products and services, and comprehensively improve service quality. We will resolve disadvantages, and deeply improve services such as hub, flight delay, meals, luggage, ticketing, on- board hardware maintenance and environmental cleaning. We will create outstanding advantages, focus on the needs of tourists, optimize and upgrade the whole process of service to enhance our reputation. We will gradually realize data collection and analysis for the whole process of service and build a refined service control mode by means of informationisation.

6.             To build the layout of double hubs and accelerate the strategic implementation.

We will ensure the high-quality development of the Beijing hub and focus on the orderly airport transfer of flights and our operation in the two airports. We will improve the control mechanism, strictly implement the responsibility assignment, and give full play to the advantages of Beijing hub facing the north of the Yangtze River, Japan, South Korea, Europe and America. We will strengthen coordination and cooperation, and strive for all-out policies such as flight schedule resources and replacement of traffic rights; revitalize idle resources at the initial stage of operation and actively explore the third-party market.

We will continue to increase investment in Guangzhou hub, enhance the market share of domestic trunk routes, and consolidate the hub’s leading position; seize the strategic opportunity, focus on the planning of Guangdong-Hong Kong-Macao Greater Bay Area, and promote the integration of markets, products, services and networks in the region. The Company shall give full play to the advantages of Guangzhou hub facing the south of Yangtze River and Oceania, Southeast Asia and South Asia, continue to forge the ” Canton Route” and further improve the capacity concentration and operation capacity of Guangzhou hub.

7.             To enhance financial management and continue to enhance the level of cost control.

We will do our best to promote the integration of industry and financial resources, strictly control the costs of aviation fuel, take-off and landing, maintenance and sales, and continue to create cost advantages. We will strengthen strategic cost control, strictly formulate investment plans, improve the project reserve management system, and create more value by using existing resources. We will strengthen capital management, properly arrange financing strategies, and make full use of internal and external capital markets. We will enhance risk control, build a balanced and stable debt management system, and strengthen risk control over exchange rate, interest rate and oil price.

8.             To accelerate the reform and development, and enhance the Company’s development potential.

We will firmly set up the concept of the rule of law and accelerate the modernization of corporate governance system and governance capability. We will optimize the fleet structure and dispose of old and high-energy-consuming aircraft or surrender of tenancy. We will deepen the institutional reform and the construction of incentive mechanism, and implement full-scale market-oriented accounting. We will continue to promote the Company’s intelligent construction, open up every link from marketing, operation to service, and establish an intelligent system. We will also continue to strengthen bilateral and multilateral international cooperation, deepen cooperation with major international airlines, and further establish a partnership circle around the world.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2019 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2019, with an unmodified auditor’s report, and all other information required under Appendix 16 to the Listing Rules will be despatched to the shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair. com) in due course.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

30 March 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.